

December 16, 2011

Via E-mail

James M. Dubin, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re: Emmis Communications Corporation**
> **Amended Schedule TO-I**
> **File No. 005-43521**
> **Filed December 12, 2011**

Dear Mr. Dubin:

We have reviewed your filing and have the following comments.

Offer to Purchase

Conditions of the Offer, page 16

1. We note your response to prior comment 9. We also note that the condition has been triggered and continues to be triggered. While you may retain the condition in place or revise it as necessary, it is our position that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisition